June 23, 2025

Nate Olmstead
Chief Financial Officer
Penguin Solutions, Inc.
c/o Walkers Corporate Limited
190 Elgin Avenue
George Town, Grand Cayman
Cayman Islands, KY1-9008

       Re: Penguin Solutions, Inc.
           Form 10-K for the Fiscal Year Ended August 30, 2024
           Filed October 24, 2024
           Form 10-Q for the Quarterly Period Ended February 28, 2025 Filed April 2, 2025
           File No. 001-38102
Dear Nate Olmstead:

       We have reviewed your June 18, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 20,
2025 letter.

Form 10-Q for the Quarterly Period Ended February 28, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Impairment of Goodwill, page 31

1. We note your response to prior comment 2. Please provide a more detailed analysis supporting your conclusion that a full impairment of the remaining $10 million in goodwill is not necessary when impairment became probable. Specifically, explain to us the last sentence of your response that as the Penguin Edge business continues to wind down, cash flows from the business will be received by the Company, decreasing the remaining cash flows from customer contracts and resulting in further
 June 23, 2025
Page 2

       declines in the fair value of the business and additional impairments of goodwill. In this regard, we would expect that the remaining cash flows have already been considered in the fair value calculation at the time of measurement. Please advise.
       Additionally, in your response, please be more specific in discussing the methods and key assumptions you used to estimate the fair value of the Penguin Edge business in connection with your goodwill impairment assessment during the second quarter of
       2025. See guidance in ASC 350-10-50-2.
        Please contact Eiko Yaoita Pyles at 202-551-3587 or Claire Erlanger at 202-551-3301
if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing